UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. February 17, 2021 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) informs that the board approved the investment in the Mt. Holland lithium project in Western Australia (the “Project”). The Project is a 50/50 joint venture with our partner Wesfarmers Limited. Based on the information provided in the Updated Definitive Feasibility Study (the “UDFS”), SQM’s share of investment in the Project is expected to reach approximately US$700 million1 between 2021-2025.

The UDFS confirms an expected initial production capacity of 50,000 metric tons of lithium hydroxide battery grade with first production coming online during the second half of 2024 if all necessary permits are received as anticipated. We plan to purchase the main long-lead items and for construction to begin during the second half of 2021. We believe we are one of the lowest-cost producers of lithium and anticipate this Project will also be competitively positioned on the cost-curve.

Some of the equipment at this stage considers a higher capacity which would potentially allow us to expand the mining and refining production further at a future date. The preliminary work to evaluate these expansion options will commence in parallel with the construction of the first phase of the project.

Ricardo Ramos, CEO of SQM commented, “We are pleased with the decision that was made by the board today and look forward to continue working with our partner Wesfarmers to develop this project. To date, the partnership with Wesfarmers has proven to be very positive as a result of their significant local infrastructure and strong technical capabilities and experience coupled with our over 25 years of comprehensive technical and commercial experience in the lithium industry.”

He added, “There are strong fundamentals behind the long-term demand growth in the lithium industry, and we believe the commencement of the production of this Project is well aligned with future demand expectations. We expect the lithium industry will continue to grow at a rate of about 20% per year in the long-term. In other words, the market could reach 800,000 to 1 million metric tons by 2025. Our preliminary estimates show that total global lithium demand in 2030 could reach over 2 million metric tons.”

Rob Scott, CEO of Wesfarmers commented, “The development of the Mt Holland lithium project presents an attractive investment for shareholders and capitalizes on Western Australia's unique position to support growing global demand for electric vehicle battery materials. We have been pleased with the collaboration with SQM and believe that our complementary capabilities and expertise provide a strong foundation for the successful development of this project.”

Headquartered in Perth, Australia, Wesfarmers is an Australian company incorporated in 1914 with a presence in various industries, including retail and consumer goods, the production of fertilizers and industrial chemicals such as ammonium nitrate and sodium cyanide, as well as the distribution of LPG and natural gas. The latest fiscal year Wesfarmers reported revenues of approximately US$25 billion and almost US$20 billion in assets. Wesfarmers is listed in the Australian Stock Exchange, under the ticker WES.ASX, and its current market capitalization is approximately US$48 billion.

1 Equivalent to approximately AUD950 million.

2

About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets by:

•	Ensuring access to the best assets related to our current business lines by expanding our global presence;
•	Actively searching for attractive minerals allowing us diversification opportunities to replicate and expand our existing mining capacities;
•	Strengthening our operational, logistical and commercial excellence process from beginning to end, while looking to be a cost leader; and
•	Maintaining a conservative financial policy which allows us to successfully endure economic cycles that could impact the markets in which we sell.

We are a company built and managed by a culture based on excellence, safety, sustainability and integrity. We work every day to expand this culture through the attraction, retention and development of talent as well encouraging an inclusive and diverse work environment ensuring the unique knowledge and innovation needed to sustain our business. We strive for safe and accident-free operations by promoting conduct that favors the physical safety and psychological well-being of everyone who works directly and indirectly with the Company.

We position ourselves as leaders in sustainability and commit to a sustainable future where we constantly work to responsibly manage natural resources, protect human rights, care for the environment, form close and trusting relationships with our neighboring communities and create value. Within these communities, we support projects and activities with a focus on education, business development, and protection of the environment and historical heritage. We create value for our clients through established commercial models and the production and development of differentiated products that respond to their industry and market specific needs, constantly creating and providing a sustainable improvement in the quality of life. We will continue to create value for all of our stakeholders through responsible management of natural resources, sustainable expansion projects and improvement of our existing operations, with a focus on minimizing our environmental impacts by reducing our carbon, energy and water footprints and working together with our shareholders, employees, customers, suppliers and communities.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

3

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s capital expenditures, financing sources, Sustainable Development Plan, business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: February 17, 2021	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.